APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Jabberwock Reptiles has secured a location to lease, which will be necessary to conduct operations.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Jabberwock Reptiles to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Jabberwock Reptiles Inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Jabberwock Reptiles Inc's core business or the inability to compete successfully against the with other competitors could negatively affect Jabberwock Reptiles Inc's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Jabberwock Reptiles Inc's management or vote on and/or influence any managerial decisions regarding Jabberwock Reptiles Inc. Furthermore, if the founders or other key personnel of Jabberwock Reptiles Inc were to leave Jabberwock Reptiles Inc or become unable to work, Jabberwock Reptiles Inc (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Jabberwock Reptiles Inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Jabberwock Reptiles Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Jabberwock Reptiles Inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Jabberwock Reptiles Inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT JABBERWOCK REPTILES INC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Jabberwock Reptiles Inc's financial performance or ability to continue to operate. In the event Jabberwock Reptiles Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.